UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83416M105

(CUSIP Number)

Michael S. Gross

Chief Executive Officer

Solar Senior Capital Ltd.

500 Park Avenue

New York, New York 10022

(212) 993-1670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL S. GROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 217,008
	8	SHARED VOTING POWER 521,152
	9	SOLE DISPOSITIVE POWER 217,008
	10	SHARED DISPOSITIVE POWER 521,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,160 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRUCE J. SPOHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 521,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 521,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,152 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.52% (See Item 5)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR SENIOR CAPITAL INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,052
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,052 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 83416M105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL PARTNERS EMPLOYEE STOCK PLAN LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,052
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,052 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

INTRODUCTORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed to update the information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission on March 11, 2011, as amended by Amendment No. 1 on June 4, 2012, and Amendment No. 2 on August 29, 2012 (collectively the “Schedule 13D”), filed to report the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Solar Senior Capital Ltd., a Maryland corporation (the “Issuer”), by each of the reporting persons named in such Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”).

Item 1.	Security and Issuer

The principal executive offices of the Issuer are located at 500 Park Avenue, New York, NY 10022.

Item 2.	Identity and Background

This Amendment No. 3 is being filed jointly by the following persons:

(1) Michael S. Gross, a United States citizen, is the President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The principal business and office address for Mr. Gross is 500 Park Avenue, New York, NY 10022.

(2) Bruce J. Spohler, a United States citizen, is the Chief Operating Officer and a member of the Board of Directors of the Issuer. The principal business and office address for Mr. Spohler is 500 Park Avenue, New York, NY 10022.

(3) Solar Senior Capital Investors LLC (“Solar Investors”) is a Delaware limited liability company. The principal business of Solar Investors is to hold investments in the securities of the Issuer. The principal business and office address for Solar Investors is 500 Park Avenue, New York, NY 10022. The controlling members of Solar Investors are Michael S. Gross and Bruce J. Spohler.

(4) Solar Capital Management, LLC (“Solar Management”) is a Delaware limited liability company. The principal business of Solar Management is to provide office facilities and administrative services to the Issuer and certain other entities. The principal business and office address for Solar Management is 500 Park Avenue, New York, NY 10022. The controlling member of Solar Management is Michael S. Gross.

(5) Solar Capital Partners, LLC (“Solar Capital Partners”) is a Delaware limited liability company. The principal business of Solar Capital Partners is to serve as the investment adviser for the Issuer and certain other entities. The principal business and office address for Solar Capital Partners is 500 Park Avenue, New York, NY 10022. The controlling member of Solar Capital Partners is Michael S. Gross.

(6) Solar Capital Partners Employee Stock Plan LLC (“Solar Capital Partners Employee Stock Plan”) is a Delaware limited liability company. The principal business of Solar Capital Partners Employee Stock Plan is to hold shares of common stock of the Issuer to be used as compensation for certain employees of Solar Capital Partners. The principal business and office address for Solar Capital Partners Employee Stock Plan is 500 Park Avenue, New York, NY 10022. The controlling member of Solar Capital Partners Employee Stock Plan is Solar Capital Partners.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

In connection with the Solar Capital Partners LLC Restricted Stock Unit Plan, Solar Capital Partners Employee Stock Plan, which is controlled by Solar Capital Partners, purchased 12,100 shares of the Issuer’s Common Stock at an average price of $18.1749 per share on March 3, 2014, for an aggregate price of $219,916.29, and 8,952 shares of the Issuer’s Common Stock at an average price of $18.3342 per share on March 4, 2014, for an aggregate purchase price of $164,127.76. The funds used to purchase the shares were derived from working capital, which working capital was contributed by Solar Capital Partners.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

Shares acquired by the Solar Capital Partners Employee Stock Plan, on behalf of Solar Capital Partners, the sole member of Solar Capital Partners Employee Stock Plan, were acquired to be used as compensation for employees of Solar Capital Partners through the Solar Capital Partners LLC Restricted Stock Unit Plan. See also “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The percentages set forth below and on pages 2 through 7 hereof are based on 11,531,949 shares of Common Stock outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2014.

(b) (i) Mr. Gross has (x) sole voting and dispositive power with respect to 217,008 shares of the Issuer’s Common Stock, and (y) shared voting and dispositive power with respect to 521,152 shares of the Issuer’s Common Stock, which includes (1) the 500,000 Private Placement Shares held by Solar Investors; (2) 100 shares of the Issuer’s Common Stock held by Solar Management; and (3) 21,052 shares held by Solar Capital Partners Employee Stock Plan, which is controlled by Solar Capital Partners by virtue of its ownership interest therein, all of which may be deemed to be beneficially owned by Mr. Gross by virtue of his ownership interests therein. Accordingly, Mr. Gross may be deemed to beneficially own 6.40% of the Issuer’s issued and outstanding Common Stock.

(ii) Mr. Spohler has shared voting and dispositive power with respect to (1) the 500,000 Private Placement Shares held by Solar Investors; (2) 100 shares of the Issuer’s Common Stock held by Solar Management; and (3) 21,052 shares held by Solar Capital Partners Employee Stock Plan, which is controlled by Solar Capital Partners, by virtue of its ownership interest therein, all of which may be deemed to be beneficially owned by Mr. Spohler by virtue of his ownership interests therein. Accordingly, Mr. Spohler may be deemed to beneficially own 4.52% of the Issuer’s issued and outstanding Common Stock.

(iii) Solar Investors has shared voting and dispositive power with respect to the 500,000 Private Placement Shares. Accordingly, Solar Investors may be deemed to beneficially own 4.30% of the Issuer’s issued and outstanding Common Stock. Solar Investors may also be deemed to beneficially own an additional 100 shares of the Issuer’s Common Stock held by Solar Management, and 21,052 shares of the Issuer’s common stock held by Solar Capital Partners Employee Stock Plan. Solar Investors disclaims beneficial ownership over such shares held by Solar Management and by Solar Capital Partners Employee Stock Plan.

(iv) Solar Management has shared voting and dispositive power with respect to 100 shares of the Issuer’s Common Stock. Accordingly, Solar

Management may be deemed to beneficially own less than 1% of the Issuer’s issued and outstanding Common Stock. Solar Management may also be deemed to beneficially own an additional 500,000 Private Placement Shares held by Solar Investors and 21,052 shares of the Issuer’s common stock held by Solar Capital Partners Employee Stock Plan. Solar Management disclaims beneficial ownership over such shares held by Solar Investors and by Solar Capital Partners Employee Stock Plan.

(v) Solar Capital Partners has shared voting and dispositive power with respect to 21,052 shares of the Issuer’s Common Stock. Accordingly, Solar Management may be deemed to beneficially own less than 1% of the Issuer’s issued and outstanding Common Stock. Solar Capital Partners may also be deemed to beneficially own an additional 500,000 Private Placement Shares held by Solar Investors and an additional 100 shares of the Issuer’s Common Stock held by Solar Management. Solar Capital Partners disclaims beneficial ownership over such shares held by Solar Investors and by Solar Management.

(vi) Solar Employee Benefit Plan has shared voting and dispositive power with respect to 21,052 shares of the Issuer’s Common Stock. Accordingly, Solar Employee Benefit Plan may be deemed to beneficially own less than 1% of the Issuer’s issued and outstanding Common Stock. Solar Capital Partners Employee Stock Plan may also be deemed to beneficially own an additional 500,000 Private Placement Shares held by Solar Investors and an additional 100 shares of the Issuer’s Common Stock held by Solar Management. Solar Capital Partners Employee Stock Plan disclaims beneficial ownership over such shares held by Solar Investors and by Solar Management.

(c) Other than the open market purchases of the shares of the Issuer’s Common Stock by Solar Capital Partners Employee Stock Plan described below, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

Date	Number of Shares	Price Per Share	Aggregate Purchase Price
03/03/2014	12,100	$18.1749	$219,916.29
03/04/2014	8,952	$18.3342	$164,127.76

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On March 14, 2014, Solar Capital Partners adopted a restricted stock unit plan for certain of its employees. The Plan applies to employees of Solar Capital Partners with total compensation exceeding certain pre-set thresholds. Awards of units will be granted under the Plan and will be notionally invested in shares of either Solar Capital Ltd. (“SLRC”) or Solar Senior Capital Ltd. (“SUNS”), business development companies managed by Solar Capital Partners. Awards under the Plan represent a percentage of Participants’ discretionary compensation exceeding certain thresholds that is deferred until settlement of the units following vesting of the awards. Units represent a right to receive upon settlement one share of common stock of SLRC or SUNS, as the case may be or, at the election of the Solar Capital Partners, the cash value thereof. In connection with the Plan, Solar Capital Partners Employee Stock Plan LLC, an entity controlled by Solar Capital Partners, has purchased (as set forth herein), and from time to time in the future may purchase, shares of SLRC or SUNS in the open market or otherwise. Michael Gross and Bruce Spohler are administrators of the Plan.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated March 18, 2014 (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2014

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR SENIOR CAPITAL INVESTORS LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SOLAR CAPITAL MANAGEMENT, LLC
By Solar Capital Partners, LLC, its Sole Member

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member